UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Brace               Raymond
   100 Crystal A Drive
   Hershey, Pennsylvania  l7033
2. Issuer Name and Ticker or Trading Symbol
   Hershey Foods Corporation (HSY)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   02/99
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable) [ ] Director [ ] 10% Owner [X] Officer (give title below) [ ] Other (specify below) Sr. V.P., Operations
7. Individual or Joint/Group Filing (Check Applicable Line) [X] Form filed by One Reporting Person [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
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

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
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
Deferred Performance Share Unit$0.00000        02/10/99       J (1)     3,352.0000

Deferred Performance Share Unit$0.00000        02/10/99       J                          2,710.0000
 (2)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
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1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
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
Deferred Performance Share Unit02/10/99  Common Stock                   3,352.0000                              D   Direct

Deferred Performance Share Unit02/10/99  Common Stock                   2,710.0000    $58.51790   13,142.0000   D   Direct
 (2)

Explanation of Responses:

(1)
Settlement of Performance Share Units granted on January 2, 1996, pursuant to Hershey Foods Corporation Key Employee Incentive Plan. Settlement involved the deferral of the entire award of 3,352 Deferred Performance Share Units after certain mandatory tax withholdings.

(2)
Settlement on 4,044 Deferred Performance Share Units ('DPSUs') deferred on 1/91 pursuant to the Hershey Foods Corporation (HFC) Employee Incentive Plan under old Rule 16b-3. DPSUs have a stock withholding feature which permits the withholding of stock at settlement to satisfy income tax withholding obligations. Settlement included conversions of DPSUs into cash (2,783 shares) and withholding of 1261 DPSUs to satisfy tax withholding obligations.

SIGNATURE OF REPORTING PERSON
/S/ Brace, Raymond
DATE 03/09/99